Exhibit 4.3
STATE OF DELAWARE
CERTIFICATE OF CORRECTION

Evergreen Energy Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1.	The name of the corporation is: Evergreen Energy Inc.

2.
That a Certificate of Designation was filed by the Secretary of State of Delaware on March 16, 2010 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.	The inaccuracy or defect of said Certificate is:

Section 3(a) of said Certificate stated an incorrect payment amount which the Corporation must pay to Holders upon the conversion of Preferred Stock prior to March 16, 2015.   The incorrect amount was stated as $431.25.

4.        Section 3(a) of the Certificate is corrected in its entirety to read as follows:

Section 3.        Dividends.

a) Dividends in Cash; Make-Whole. Subject to the Make-Whole Payment provision set forth below in this Section 3(a), Holders shall be entitled to receive, and the Corporation shall pay, cumulative dividends at the rate per share (as a percentage of the Stated Value per share) of 9.26174496644295% per annum until March 16, 2015 and 0% per annum thereafter, payable semi-annually on June 30 and December 31, beginning on June 30, 2010 and on each Conversion Date (with respect only to Preferred Stock being converted) (each such date, a “Dividend Payment Date”) (if any Dividend Payment Date is not a Trading Day, the applicable payment shall be due on the next succeeding Trading Day) in cash; provided, however, upon the conversion of Preferred Stock prior to March 16, 2015, the Corporation shall pay to the Holders of the Preferred Stock so converted cash with respect to the Preferred Stock so converted in an amount equal to $463.09 per $1,000 stated value of the Preferred Stock, less the amount of any dividend paid on such Preferred Stock before the relevant Conversion Date (the “Make-Whole Payment”).

IN WITNESS WHEREOF, said corporation has caused this Certificate of Correction this 17th day of March, A.D. 2010.

By: /s/ Diana L. Kubik
Authorized Officer
Name: Diana L. Kubik
Print or Type
Title: Vice President and Chief Financial Officer